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REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

SKADDEN, ARPS, SLATE, MEAGHER & FLOM 世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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March 19, 2021

VIA EDGAR

Mr. Donald Field

Ms. Lilyanna Peyser

Mr. Tony Watson

Mr. Rufus Decker

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Zhihu Inc. (CIK No. 0001835724)

Registration Statement on Form F-1 (File No. 333-253910)

Dear Mr. Field, Ms. Peyser, Mr. Watson, and Mr. Decker:

On behalf of our client, Zhihu Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith Amendment No. 1 to the Company’s registration statement on Form F-1 (the “Registration Statement”) containing a preliminary prospectus with the estimated offering size and a price range and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

The Company respectfully advises the staff of the Commission (the “Staff”) that the Company plans to commence the road show for the proposed offering on or about March 22, 2021, and request that the Staff declare the effectiveness of the Registration Statement on or about March 25, 2021. The Company, together with the underwriters, will file joint acceleration requests in time before the requested effective time. The Company would greatly appreciate the Staff’s continuing assistance and support to the Company in meeting the proposed timetable for the offering.

*    *     *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Vincent Cheuk, partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86 (10) 6533-2010 or via email at vincent.cheuk@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:	Yuan Zhou, Chairman of the Board of Directors and Chief Executive Officer, Zhihu Inc.

Wei Sun, Chief Financial Officer, Zhihu Inc.

Peng Qi, General Counsel, Zhihu Inc.

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Vincent Cheuk, Partner, PricewaterhouseCoopers Zhong Tian LLP

David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP